Ms. Renee Jones,

Office Chief

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

Washington, D.C. 20549

February 22, 2022

Re:	LQR House Inc. Offering Statement on Form 1-A Filed January 25, 2021 File No. No. 024-11787

Dear Ms. Jones,

Thank you for your comments dated February 8, 2022 regarding the Offering Statement of LQR House Inc. (the “Company”). The Company appreciates the opportunity to respond to your comments, which it has set out below together with its responses.

Form 1-A filed January 25, 2022

General

1.	Please update your financial statements, and related disclosure, as required by paragraphs (c) and (b)(3)(D) to Part F/S of Form 1-A.

The Company respectfully notes that the unaudited financial statements consisting of the balance sheets of the Company as at June 30, 2021 and the related statements of income, stockholders’ deficit and cash flows for the period from January 11, 2021 (Inception) to June 30, 2021 have been provided. The Company has updated the table of contents on page F-1 to clearly identify the location of these financials.

Thank you again for the opportunity to respond to your questions to the Offering Statement of the Company. If you have additional questions or comments, please contact me at jeanne@crowdchecklaw.com.

Sincerely,

/s/ Jeanne Campanelli

Jeanne Campanelli
Partner
CrowdCheck Law, LLP

cc: Darren Collins

2699 Stirling Road, Suite A-105

Fort Lauderdale, Florida 33312